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                                                                      Exhibit 22


Bankers First Corporation                                           News Release
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June 7, 1995                                               FOR IMMEDIATE RELEASE


     BANKERS FIRST ANNOUNCES DISCUSSIONS WITH OTHER FINANCIAL INSTITUTIONS
                          CONCERNING POTENTIAL MERGER

    Bankers First Corporation announced today at its reconvened annual meeting of shareholders that its Board of Directors had unanimously decided to pursue discussions with several financial institutions concerning a potential merger of Bankers First. Certain of these institutions have recently expressed interest in acquiring Bankers First if Bankers First decides that it is an appropriate time to consider merging with another financial institution.

    "For more than two years, the Board of Directors has pursued an announced business strategy of enhancing the potential for greater shareholder value by increasing earnings through focusing on improved asset quality and reduced real estate investment," stated H. M. Osteen, Jr., Chairman and Chief Executive Officer. "I believe the Board's decision to pursue this approach over the last two and a half years and resist calls for sale of Bankers First in 1993 and 1994 has been correct and has considerably increased the value of Bankers First. As I indicated at the annual meeting on May 10, the Board has been scheduled during the second quarter to consider with its investment banker alternatives aimed at maximizing shareholder value, including whether Bankers First should merge with another institution. The Board met on May 16 with its investment banker and concluded that its strategy of building shareholder value had been substantially achieved; therefore certain exploratory discussions in connection with a potential merger were appropriate. The Board met again on May 24 following receipt of expressions of interest from several institutions and authorized its investment banker to discuss the prospect of merger with a number of financial institutions. Such discussions will enable the Board to determine whether a merger can be negotiated at this time which is in the best interest of Bankers First and its shareholders. These discussions are likely to continue over the next several weeks."

    Bankers First also announced at the reconvened annual shareholders meeting that eight members had been elected to the Board of Directors including seven incumbents and M. Jerry Garfinkle, the nominee of Mid-Atlantic Investors. Also, four shareholder proposals recommending that the Board take certain actions were approved. Holders of approximately 83 percent of the outstanding common stock were represented at the meeting in person or by proxy, and the shareholder proposals recommended Board action to (i) sell or merge Bankers First (59% for to 41% against), (ii) terminate an existing stock option loan program (64% to 36%), (iii) avoid change in control agreements not approved by shareholders (65% to 35%) and (iv) limit executive compensation in certain circumstances (52% to 48%).



                   ONE 10TH STREET -- AUGUSTA, GEORGIA 30901
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22     Bankers First Corporation